UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Identiv, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-29440	77-0444317
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

39300 Civic Center Drive, Suite 160 Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Brian Nelson, (510) 396-4226

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Identiv, Inc. (“Identiv” or “we” or the “Company”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). We were formerly known as Identive Group, Inc. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”. We use the term “conflict free” in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries. Numerous terms in this Form SD are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions.

Company Overview

Identiv is a global security technology company that establishes trust in the connected world, including premises, information and everyday items. Our motto is “Trust Your World.” Global organizations in the government, education, retail, transportation, healthcare and other markets rely upon our trust solutions to do exactly that by reducing risk, achieving compliance and protecting brand identity.

The Company has implemented a conflicts minerals program and incorporated it into our overall corporate compliance program.

Section 1 - Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Section 1502 “Conflict Minerals” of the Dodd-Frank Act, Identiv has determined that some of the minerals covered (Columbite – tantalite (coltan) (i.e. tantalum), Cassiterite (i.e. tin), Gold, Wolframite (i.e. tungsten) or their derivatives are necessary to the functionality or production of its products. Identiv has conducted in good faith a reasonable country of origin inquiry throughout its supply chain to determine the sources of those conflict minerals to determine if any of the Conflict Minerals originated in the Covered Countries. Identiv is utilizing the EICC (Electronic Industry Citizen’s Coalition) survey form to retrieve Conflict Minerals information from its supply chain, including the disclosure of smelters and their locations. Identiv is committed to communicating regularly our progress using the EICC format.

Currently, we have received completed surveys from approximately 80% of the supply base and have yet to identify a supplier which has reported to us that they are sourcing from Covered Countries. We are following up regularly with those suppliers who have yet to submit a completed survey with the goal of having received all responses and completed due diligence for those remaining responses by end of September 2014 . Until we receive all completed surveys from our supply base, Identiv feels that it is prudent to classify our disclosure as “DRC conflict undeterminable” until all surveys have been received and the appropriate due diligence has been completed.

Item 1.02 Exhibit

See Exhibit 1.02 to this specialized disclosure report, incorporated herein by reference, which is also available at Identiv’s website (www.idenitv.com) under the heading “Corporate Governance” for public access.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

This Specialized Disclosure Report on Form SD and any exhibits to this Form SD contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to risks related to our recent organization changes and potential security breaches, whether or not due to our products, and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and our 2013 Annual Report on Form 10-K filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Identiv, Inc. (Registrant)

By:	/S/ BRIAN NELSON
Brian Nelson Chief Financial Officer and Secretary

Date: June 2, 2014